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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                                 Hydril Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   448774 10 9
                                 (CUSIP Number)

                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]    Rule 13d-1(b)
                  [ ]    Rule 13d-1(c)
                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 448774 10 9                                          Page 2 of 6 Pages



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     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Myron E. Harpole
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)  [ ]
             (b)  [ ]
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     3       SEC USE ONLY

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     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                                         5    SOLE VOTING POWER
              NUMBER OF                       21,000
         SHARES BENEFICIALLY            ----------------------------------------
              OWNED BY                   6    SHARED VOTING POWER
           EACH REPORTING                     2,136,489
               PERSON                   ----------------------------------------
                WITH                     7    SOLE DISPOSITIVE POWER
                                              21,000
                                        ----------------------------------------
                                         8    SHARED DISPOSITIVE POWER
                                              2,136,489
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     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,157,489
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    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES [  ]
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    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             15.1%(1)
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    12       TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------

(1) This figure reflects that Mr. Harpole may be deemed the beneficial owner of 2,157,489 shares of Hydril Company's class B common stock, each of which is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2000, as of November 3, 2000, there were a total of 8,640,800 shares of common stock outstanding and 13,410,908 shares of class B common stock outstanding. Mr. Harpole may be deemed to have 15.1% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.


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CUSIP NO. 448774 10 9                                          Page 3 of 6 Pages


ITEM 1.

       Item 1(a) Name of Issuer:                Hydril Company
       Item 1(b) Address of Issuer's            3300 North Sam Houston Parkway
                 Principal Executive Offices:   East, Houston, Texas 77032-3411
ITEM 2.

       Item 2(a) Name of Person Filing:         Myron E. Harpole
       Item 2(b) Address of Principal           140 South Lake Avenue, Suite 274
                 Business:                      Pasadena, CA 91101

       Item 2(c) Citizenship:                   United States
       Item 2(d) Title of Class of Securities:  Common Stock
       Item 2(e) CUSIP Number:                  448774 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                           (a)  [ ]    Broker or dealer registered under section
                                       15 of the Act (15 U.S.C. 78o).

                           (b)  [ ]    Bank as defined in section 3(a)(6) of the
                                       Act (15 U.S.C. 78c).

                           (c)  [ ]    Insurance Company as defined in section
                                       3(a)(19) of the Act (15 U.S.C. 78c).

                           (d)  [ ]    Investment Company registered under
                                       section 8 of the Investment Company Act
                                       of 1940 (15 (U.S.C. 80a-8).

                           (e)  [ ]    An investment adviser in accordance with
                                       Rule 13d-1(b)(1)(ii)(E);

                           (f)  [ ]    An employee benefit plan or endowment
                                       fund in accordance with Rule
                                       13d-1(b)(1)(ii)(F);

                           (g)  [ ]    A parent holding company or control
                                       person in accordance with Rule
                                       13d-1(b)(1)(ii)(G);

                           (h)  [ ]    A savings association as defined in
                                       Section 3(b) of the Federal Deposit
                                       Insurance Act (12 U.S.C. 1813);


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CUSIP NO. 448774 10 9                                          Page 4 of 6 Pages


                           (i)  [ ]         A church plan that is excluded from
                                            the definition of an investment
                                            company under Section 3(c)(14) of
                                            the Investment Company Act of 1940
                                            (15 U.S.C. 80a-3);

                           (j)  [  ]        Group, in accordance with Rule
                                            13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

         Myron E. Harpole may be deemed to beneficially own: (1) 21,000 shares of class B common stock owned beneficially and of record by Mr. Harpole in his individual capacity, (2) 1,466,424 shares of class B common stock held by Mr. Harpole as one of three trustees of The Blanche Ebert Seaver Endowment for Frank R. Seaver College, of which the sole beneficiary is the Frank R. Seaver College, (3) 117,900 shares of class B common stock held by Mr. Harpole as one of three trustees of another trust, of which Mr. Harpole is not a beneficiary and (4) 552,165 shares of class B common stock, in the aggregate, held by Mr. Harpole as the sole trustee of four charitable trusts, none of which Mr. Harpole is a beneficiary. Each share of class B common stock is immediately convertible into one share of common stock. Except for the 21,000 shares of class B common stock owned beneficially and of record by Mr. Harpole in his individual capacity, he disclaims beneficial ownership of the shares reported herein.

         (a)      Amount Beneficially Owned: 2,157,489

         (b) Percent of Class: 15.1% (See footnote 1 to item 11 on cover page)

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or direct the vote:         21,000

                  (ii)     Shared power to vote or direct the vote:    2,136,489

                  (iii)    Sole power to dispose or to direct the
                           disposition of:                                21,000

                  (iv)     Shared power to dispose or to direct the
                           disposition of:                             2,136,489


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CUSIP NO. 448774 10 9                                          Page 5 of 6 Pages


ITEM 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

ITEM 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not Applicable

ITEM 8.  Identification and Classification of Members of the Group

         Not Applicable

ITEM 9.  Notice of Dissolution of Group

         Not Applicable

ITEM 10. Certification

         Not Applicable


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                                                               Page 6 of 6 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   February 7, 2001

                                                       /s/ MYRON E. HARPOLE
                                                       -------------------------
                                                       Myron E. Harpole